02033944



**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

For 29 April 2002

Stagecoach Holdings PLC

**STAGECOACH GROUP**
(Translation of registrant's name into English)

**10 Dunkeld Road**
**Perth, PH1 5TW**
**Scotland**
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ____ No ✓

STAGECOACH GROUP

10 Dunkeld Road
Perth
PH1 5TW
Scotland

T +44 (0) 1738 442111
F +44 (0) 1738 643648

stagecoachgroup.com

# COMPANY STATEMENT

**29 April 2002**

Ahead of its close period and briefings with analysts, Stagecoach Group plc confirms that group profit before tax and exceptional items for the year to 30 April 2002 is anticipated to be in line with current market expectations.

Looking forward we are confident that Coach USA is positioned for recovery. In our rail division, negotiations on a new long-term franchise for South West Trains and on amendments to the West Coast Main Line project continue.

## TRADING UPDATE

### UK Rail Division

The performance at South West Trains is now slowly improving as the network benefits from a reduced number of speed restrictions and some improvements in engineering reliability. Trading has however been impacted by the RMT industrial dispute earlier this calendar year, which resulted in a further six days of industrial action. This has impacted reported operating profits by approximately £9 million in the second half of the year.

Overall revenues for the 48 weeks to 31 March 2002 are up 0.4% on the prior year with passenger volumes down 2.4%. In recent weeks we have seen the first small signs of improvement in underlying passenger trends but the speed of recovery depends on a positive economic outlook combined with a sustained infrastructure improvement that will restore passenger confidence in rail travel.

### Virgin Rail Group

Virgin Rail Group has returned to profitability in the current financial year although both the West Coast and Cross Country Franchises continue to be impacted by poor infrastructure reliability and ongoing engineering works. Passenger numbers are up 9.9% in the 48 weeks to 31 March 2002 with revenues up 11.7%. However it should be remembered that the prior year period was impacted significantly by the wholesale disruption to the network post the accident at Hatfield.

## UK Bus Division

Revenues have increased 6.0% in the 48 weeks to 31 March 2002 and passenger volumes have increased by approximately 1.2% in the same period, after excluding the disposal of the four Lancashire depots last year. This reflects strong growth in London and other urban markets across the network. However, we continue to see the ongoing impact on operating margins of above inflationary cost pressures, particularly labour costs, and this remains a key priority for management.

## Asia/Pacific Division

The Group's overseas bus operations have seen continued revenue growth in the last six months despite a weaker economic environment and we remain encouraged at the outlook for this division. Overall revenue and passenger volumes declined in Hong Kong in the 11 months to 31 March 2002 because of severe weather in the first half of the year (down 1.9% and 0.3% respectively). Revenue and volume growth of 12.2% and 4.5% respectively was achieved in New Zealand over the 48 weeks to 31 March 2002.

## Coach USA

As outlined in previous statements the events of September 11 seriously impacted the financial performance of Coach USA in the short term. Revenues have still not recovered to prior year levels but the controllable cost base of the business continues to be in line with our expectations and the $25 million cost reduction programme outlined in our December statement has been fully implemented. It is anticipated that overall operating profit (before goodwill amortisation and exceptional items) for Coach USA in the second half of the year will be in the region of £12-15 million below total reported operating profit in the same period in the prior year.

The business is now recovering although revenues are down approximately 5% in the 11 months to 31 March 2002 and while the shortfall is reducing, they continue to be below prior year levels. The international tour and charter market remains weak, particularly on the West Coast and while the domestic charter market has largely recovered we have still to see a full recovery in the school overnight trip market. In our taxi operations we have also seen a decline in fleet utilisation levels and increased car repossessions consistent with a post September 11 reduction in business travel and tourism, particularly evident over the winter months in Texas and Florida. Our transit division continues to win and retain contracts and we are encouraged by its sustained revenue growth.

We are confident that the decisive management action taken to reduce the fixed costs base of the business in response to current revenue shortfalls, combined with the implementation of a number of ongoing commercial initiatives across the businesses, new contract opportunities and a continued clawback of the core revenue base have positioned Coach USA for recovery next year.

## Road King

Our investment in Road King Infrastructure Limited continues to perform well.

## Finance Costs /Interest Charges/Overheads

The Group continues to benefit from the current low interest rate environment and as a result interest charges in the second six months of the year are anticipated to be consistent with those reported in the first six months.

Looking forward, mitigating the ongoing impact of above inflationary costs pressures, particularly insurance and fuel remains a key priority for management.

# OTHER MATTERS

## South West Trains - Franchise Renewal

We expect to sign in May an agreement with the Strategic Rail Authority for a Deed of Amendment to the existing South West Trains Franchise which provides for additional subsidy to fund early development work required for Mark I rolling stock replacement and capacity enhancement. This is the first phase in an agreement for a new long-term franchise at South West Trains which is being targeted for signature in July 2002.

## Virgin Rail Group – West Coast Mainline Infrastructure Upgrade

The future success of Virgin Rail Group is dependent on achieving significant revenue growth through a major investment in new trains and enhanced infrastructure. This growth in revenue is necessary to offset the substantial decline in subsidy (£70 million) in the year ending 30 April 2003 and thereafter. Whilst the first new trains on the West Coast Main Line will be introduced this year, the related infrastructure work is not now likely to be completed until at the earliest summer 2003. It is therefore essential that a satisfactory early conclusion is reached to current negotiations on amendments to the West Coast Upgrade Project.

Virgin Rail Group is currently involved in ongoing discussions with Railtrack and its administrators and the Strategic Rail Authority regarding contractual claims related to delays and/or failures to complete infrastructure upgrades on the West Coast Main Line. These discussions include, inter alia, contributions due to Virgin Rail Group to make good the Virgin Rail Group business plan and secure the viability of the franchise in the long term. Virgin Rail Group is already benefiting from a £90 million track access deferral from Railtrack through to 20 July 2002, agreed as an interim measure as part of any proposed contractual settlement. A further update will be given when appropriate.

**Director Retirement**

Brian Cox, Executive Director - UK Bus, has indicated his intention to retire on his 55th birthday - effective July 3 this year. Les Warneford, the UK Bus Managing Director will retain overall responsibility for the Division.

**Results Announcement**

The company expects to announce its results for the year to 30 April 2002 on 22 July 2002.

END

Inquiries to:

Robert Ballantyne, Stagecoach Group, 01738 442111

John Kiely, Smithfield Financial, 020 7360 4900

There will be an analyst conference call at 09.00hrs today. For details please contact John Kiely/Amanda Wilson at Smithfield Financial on 020 7360 4900.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By: [signature]

Name: Derek Scott
Title: Company Secretary

Dated: 29 April 2002